Exhibit 14.1

Code of Business Conduct
ev3 Code of Business Conduct
Introduction
In its early days, ev3 designed this Code of Business Conduct (the “Code”) as the cornerstone of its program of honest and ethical business practices worldwide. The Code provides employees, as well as those with whom we do business, with a formal statement of ev3’s commitment to honest and ethical business conduct, and is a guide to employees to help them live up to ev3’s high standards. References to ev3 or the “Company” include all subsidiaries and divisions of ev3. References to “employees” include all directors, officers and employees of ev3. This Code is not intended to be a detailed rulebook, but a statement of ev3’s business conduct principles and policies. This Code does not supersede specific Company policies that govern particular jurisdictions and particular subjects. Much of the information provided in this Code is a summary of a more detailed and comprehensive policy. Generally, when this Code is summarizing a policy, the complete policy is specifically referenced and available on the Company’s internal website. If there is a conflict the complete policy will govern.
Responsibility of Each Employee
No code can guarantee honest and ethical conduct. Only each individual can do that. All employees of ev3 are expected to be familiar with this Code and to follow its principles. This Code should be considered the basis on which each employee conducts business on behalf of the Company. Additionally, employees should be thoroughly familiar with and should comply fully with all specific policies and procedures that apply to their activities.
No code of conduct can cover all circumstances or anticipate every situation. Employees encountering situations not addressed specifically by this Code should apply the overall philosophy and concepts of this Code to the situation, and refer to specific Company policies on the subject in question. If a question still exists after so doing, the particular circumstances should be reviewed with the employee’s supervisor, a member of senior management, the Company’s Compliance Officer, or a member of the Human Resources or Legal Departments of ev3.
For ease of reference, when we use the word “laws” in this Code, we mean all applicable laws, rules and regulations of the countries and political subdivisions in which we conduct business. When we use the word “Board” we mean ev3’s Board of Directors. When we use the word “officer” we mean an ev3 employee who is at a vice president level and above.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

Code of Business Conduct
Additional Responsibilities of Officers and Managers
ev3 officers and managers are expected to be role models, in both words and actions, and to encourage other employees to aspire to honest and ethical behavior. Managers should make themselves available to address issues of concern and should promote open and honest communication. Managers also must be diligent in looking for indications that illegal, dishonest or unethical conduct has occurred or is about to occur so that appropriate action can be taken to protect the Company.
All officers and managers are responsible for reviewing or ensuring the review of any actual or alleged Code violations brought to their attention. Upon learning of any actual or alleged Code violations, officers and managers should notify the Compliance Officer and/or an attorney in the Legal Department for assistance in determining whether a violation has occurred. Officers, managers, and supervisors are also responsible for reviewing this Code with each of their employees and ensuring that a copy of the current Code is provided to and actually received by each employee. The most recent version of the Code can also be viewed on the Company’s website located at www.ev3.net.
Legal Compliance
We expect employees to obey all applicable laws. The law forms a foundation for ev3’s business conduct. We must conduct our business in accordance with the laws of the cities, states and nations where we operate. In many areas of business practice, the U.S. government or a foreign government has created special rules of behavior, which may be different from common commercial practices.
We expect employees to become familiar with and comply with the laws and regulations which govern their areas of responsibility at ev3. If an employee is responsible for activity involving the application of a particular law, he or she must consult with and be guided by the advice of the Company’s Legal Department. Under no circumstance should an employee take any action which the Legal Department has advised would constitute a violation of the law.
The spirit of the law is important. The Company expects employees to conduct business in a way that not only conforms to the letter of the law, but promotes the spirit of fairness and honesty underlying the laws.
Permissions and Waivers
There are some activities described in this Code for which an employee must first seek and obtain permission from his or her manager or another designated person or group. It is important an employee obtains the necessary review and approval in these circumstances.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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It may also be appropriate for a provision in this Code to be waived in a particular circumstance. If you are seeking a waiver, you should speak first with your manager, who will likely need to involve other persons in the consideration of the waiver request, such as a representative of another business division or the Legal Department.
Any waiver of any provision of this Code for directors or senior executives or financial officers may be obtained only with the approval of the Board or a Committee of the Board so designated. Any such waiver will be promptly disclosed to the public to the extent required by applicable law.
How We Ensure Compliance With This Code
Your Duty to Report Misconduct
As an ev3 employee, you are expected to report immediately dishonest, unethical or illegal activities by other employees according to the reporting procedures described in this Code. While it may seem difficult to report such problems, it is important to remember the serious harm that not raising a concern can cause, including the following:
•	Damage to the health or safety of you, your fellow employees, the Company as a whole, our customers, suppliers and the communities in which we operate;

•	The loss of confidence in ev3 — by customers, suppliers, employees, stockholders, government and neighbors; and

•	Substantial fines, damage awards and other financial penalties against the Company; significant legal expenditures by the Company, and fines and/or prison sentences for individual employees.
Reporting Procedures
If you believe that a violation of this Code has occurred or have a concern regarding questionably dishonest or unethical matters, you must immediately report the alleged or suspected violation or concern to at least one of the following:
•	Your manager or a more senior supervisor,

•	A manager or above in the Human Resources Department,

•	An attorney in the Legal Department,
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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•	The Compliance Hotline,

•	The Compliance Officer or

•	The CEO or CFO of ev3
To reach the Compliance Hotline, call (763) 559-0337 or (866) 679-9750. You may leave a message on the Compliance Hotline 24 hours a day, every day of the year. Information may be given anonymously using the Hotline. You may also e-mail concerns to the Compliance Officer for the Company as follows: complianceofficer@ev3.net.
If you do not receive a satisfactory response to your concerns internally, you are encouraged to communicate directly with the Board’s Audit Committee or its Nominating, Corporate Governance and Compliance Committee. You may contact the Audit Committee via e-mail at auditcommittee@ev3.net. Although you may contact the Audit Committee about any issues addressed in the Code, issues or concerns relating to the Company’s financial reporting and controls are particularly appropriate to bring to that Committee’s attention.
It is not sufficient to report a suspected violation of this Code to a co-worker or to any person other than one of the individuals designated above. Failure to report is a violation of the Code, as is the submission of information which is known to be false. Submission of Code violations may be in person or in writing and must contain a description of the factual basis for the allegations (e.g., documents, events, meetings). ev3 takes all reasonable precautions to maintain confidentiality regarding the reporting of a violation of law or the Code.
Protection for Reporting Violations
ev3 is committed to maintaining an environment in which people feel free to report all suspected violations of the Code. No retaliatory action will be taken against any person who reports any conduct which he or she reasonably and in good faith believes may violate this Code. In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a violation reported under this Code.
Investigation and Action
ev3 is committed to the prompt and consistent enforcement of this Code.
Upon receipt of a report under this Code, ev3 will review the report and determine the required further action, including formal investigation and the involvement of agencies and resources outside the Company if and/or when such outside
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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involvement appears advisable or necessary. In doing so, it will respect the rights of all parties concerned, including confidentiality of the report and any subsequent action to the extent consistent with the Company’s legal obligations and a need for a thorough investigation and response.
If it is determined that an employee of the Company has violated this Code, ev3 will take appropriate action — including, but not limited to, disciplinary action, up to and including termination of employment and reporting the facts to the appropriate law enforcement authority. If it is determined that a non-employee (including any contractor, subcontractor, or other agent) has violated this Code, ev3 will take appropriate corrective action, which could include severing the contractor, subcontractor, or agency relationship and reporting the facts to the appropriate law enforcement authority. In either event, ev3 will take necessary corrective action reasonably calculated to address and to correct the alleged violation.
Sanctions for Noncompliance
Failure to follow the principles and values in this Code, as well as applicable laws, rules and regulations of the countries and political subdivisions in which ev3 operates, may lead to disciplinary action up to an including termination for cause.
Fair Employment Practices
ev3 is committed to attracting, retaining and rewarding a high-quality workforce. As part of this goal, ev3 is committed to using merit, qualifications (for example, education, experience, competencies, etc.) and other job-related criteria as the sole bases for all employment-related decisions, whether in hiring or promoting its employees. ev3 also strives to provide all of its employees with a non-hostile work environment free from offensive conduct and unwelcome sexual advances. At a minimum each employee must abide by the specific requirements and prohibitions under applicable law and the policies and procedures in the Employee Handbook and on the Company’s website.
Discrimination
Employment decisions will comply with local and national employment laws and will be based on sound business reasons such as qualifications, talents and achievements, without regard to a person’s race, color, religion, national origin, gender, sexual orientation, age, disability, veteran status, marital status or other characteristic protected by law.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

Code of Business Conduct
Harassment
Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Every ev3 employee has a right to a work environment free of harassment, whether that harassment be in the form of racial or ethnic taunts, unwelcome sexual advances, or any other illegal or offensive behavior. Employees are encouraged to speak out when a coworker’s conduct makes them or others uncomfortable, and to report harassment in accordance with the reporting procedures set out in this Code.
Employee Privacy
Part of respect is recognizing each other’s privacy. ev3 respects the privacy of its employees, business partners and customers. At the same time, the Company needs to maintain an efficient work environment. ev3 may collect, store and process personally identifiable information directly related to its legitimate business interests. ev3 strives to conduct its workplace monitoring and collection of personal information in a minimally intrusive fashion, and always in compliance with applicable laws and regulations.
ev3 is committed to compliance with all applicable privacy laws and regulations in each jurisdiction in which it operates.
Safety, Health and Environment
Respect for the Environment
ev3 is committed to manufacturing safe and reliable products, to preventing deterioration of the environment, and to minimizing the impact of our operations on the land, air and water. These commitments can only be met through the awareness and cooperation of all ev3 employees. We each have a responsibility to maintain and utilize pollution control systems, to follow safe and sanitary procedures for the disposal of industrial and hazardous waste materials and to follow required safety standards in the production of ev3‘s products. Specific rules and instructions in each of these areas are published and posted in various places throughout the Company’s facilities, and it is the responsibility of each employee to become familiar with them and to comply with them in letter and in spirit.
In the U.S. and other countries in which ev3 operates, regulatory agencies exist under federal, state or local jurisdiction to ensure compliance with laws affecting safety, health and environmental protection. It is ev3’s policy to comply with the laws which are under the jurisdiction of these agencies and to attempt to develop a
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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cooperative working relationship with inspection and enforcement personnel from the agencies.
General Health and Safety
ev3 is equally committed to providing a safe and healthy work place for our employees and for visitors to our premises. We abide by safe operating procedures in order to safeguard the health of ourselves and our fellow employees. The applicable safety rules are posted in appropriate locations throughout the Company. Employees need to read and understand those rules, and to promptly report accidents, injuries, or occupational illnesses and unsafe practices or conditions to their supervisor or through the reporting procedures outlined above.
In order to protect the safety of all employees, each of us must report to work free from the influence of any substance that could prevent us from conducting work activities safely and effectively. The use, manufacture, possession, transfer, sale, purchase or acting under the influence of any illegal or unauthorized drug or other intoxicant (including alcohol) while on ev3 premises, during work hours and/or when performing any Company business, including when driving Company-owned or leased vehicles or operating Company equipment, is absolutely prohibited, with the exception of: (i) prescription medication prescribed by a licensed physician and used strictly in accordance with the prescription instructions; or (ii) alcohol which may be moderately consumed as part of an authorized ev3 social event.
Violence in the Workplace
Threats or acts of violence or physical intimidation are prohibited. Employees and non-employees are not allowed to carry any weapon on the job or on Company premises.
Our Relationships with Others
We will not do business with others who are likely to harm ev3’s reputation. For example, we will avoid doing business with others who intentionally or continually violate applicable laws. All arrangements with third parties must comply with this Code, other ev3 policies and applicable laws.
We will not use a third party to perform any act prohibited by applicable laws, this Code, or any other Company policies. Commission rates or fees paid to dealers, distributors, agents, finders or consultants must be reasonable in relation to the value of the product or work that is actually being done. We will not pay commissions or fees that we have reason to believe are or may be interpreted as bribes.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

Code of Business Conduct
Scope of Employees’ Actions
When interacting with customers, clients, vendors, or other third parties, employees may hold themselves out, function and perform only in the capacity to which they are elected or appointed or in which they are employed by the Company. This Code requires each ev3 employee to understand his or her position within the organizational framework of the Company. Employees should take care to avoid acting on behalf of the Company, or binding the Company, in any matter unless specifically authorized to do so. This policy also requires each ev3 employee to refrain from the practice of medicine (which includes giving medical advice to healthcare practitioners). Any employee who is uncertain of his or her authority in connection with a particular matter should contact his or her manager or more senior supervisor.
Suppliers
A network of successful honest and ethical suppliers is essential to our business. Remember:
•	Prospective suppliers have a chance to compete fairly for our business.

•	We must select suppliers who provide high quality goods and services at an appropriate total cost.

•	We will not require any quid pro quo from any of our suppliers.

•	None of us may accept any gifts, in cash or in kind, from suppliers unless they are of nominal value and not intended to influence our purchasing decisions.
Customers
Serving customers is the focal point of our business. Satisfying customers is the best way to ensure business success. We will strive to:
•	Work with customers to understand and anticipate their needs and identify and remove obstacles customers may see in doing business with us.

•	Respond promptly and courteously to customer inquiries and requests.

•	Accurately and truthfully represent our products and services in our marketing, advertising and sales efforts.

•	Provide high quality products and services.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

Code of Business Conduct
No Improper Payments
ev3 supports vigorous competition. We believe that enduring customer relationships are based on integrity and trust. We seek to gain advantage over competitors through superior products, research, engineering, manufacturing, marketing and service, never through unethical or questionable business practices.
It is contrary to ev3’s policy to pursue any business that would require an employee to engage in dishonest, unethical or illegal activity. Likewise, customers should not be given preferential treatment—such as special contract terms—unless such treatment is approved in advance by management. At no time should unauthorized services be provided.
Our marketing activities must not entice representatives of customers to place their own personal interests above those of the organizations they represent or the patients who will use or need the Company’s products.
We do not directly or indirectly offer or solicit any kind of payments, contributions or other consideration for the purpose of:
•	Influencing customers, suppliers or governmental entities, including their officials or employees, to purchase or provide products or services.

•	Obtaining, giving, keeping or rewarding business.
Gifts, Meals and Entertainment
Except as described in this section, the giving or receiving of gifts, meals and entertainment is inherently compromising, may violate various laws and generally is inappropriate in our business relationships. Specific Company policies and guidelines on this issue addressing the U.S. and foreign markets must be followed by each employee, most notably ev3 Guidelines on Interactions with U.S. Healthcare Professionals and ev3 Guidelines on International Interactions with Healthcare Professional.
Giving or receiving gifts, meals or entertainment in our business relationships is prohibited unless:
•	they are of limited value, have a valid business purpose, are appropriate as to time and place, are infrequent in occurrence, do not influence or give the appearance of influencing the recipient and are not likely to be viewed by a reasonable person as a bribe, kickback or payoff;
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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•	they do not violate any law or generally accepted honest and ethical standards including the standards of the recipient’s professional association or organization (ev3 employees should be familiar with all applicable law and ethical standards, and any questions about such law or standards should be addressed to the Legal Department.); and

•	they are in compliance with ev3 policies and procedures (see Guidelines on Interactions with Healthcare Professionals).
Under no circumstances may a gift of money be given or received.
The United States Government, as well as governmental bodies in other countries, have laws regulating the provision of gifts, meals, gratuities, travel or entertainment to government employees. Do not provide any meals, entertainment, gifts or other amenities to any government employee in the U.S. or in any foreign country unless specifically allowed by Company policies. It is important to follow all Company guidelines and policies in this area without compromise. All questions regarding the legality of providing any gift, meal, gratuity, travel, or entertainment to a government employee should be directed to an attorney in the Legal Department.
Antitrust and Fair Competition
Federal and state antitrust laws (as well as the national antitrust and competition laws of other countries) help preserve the free enterprise system by prohibiting both collusive agreements that impose artificial restraints on competition and predatory conduct that may destroy competition altogether. ev3 is in business to provide value to its customers and make a fair profit doing so. Vigorous, fair, and lawful competition is a legitimate means to that end.
Agreements between competitors to fix prices or reduce output, or to reduce price competition through allocation of customers or markets, or to rig bids in any competitive bidding process, are the most serious antitrust violations. The antitrust laws prohibit these agreements whether or not they are in writing — the fact that the agreement is purely oral does not change the fact that it is an agreement. These agreements are normally prosecuted criminally: individual violators can be sent to jail, and their companies subject to large fines and civil suits for substantial damages, including in some cases treble damages.
Any communication with a competitor is potentially dangerous, and should be only for a legitimate business purpose. If applicable law prohibits agreements on a topic (e.g., prices to our respective customers) with a competitor, then employees must not discuss that topic with a competitor.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Examples of other conduct that may violate U.S. or foreign antitrust and competition laws include the following:
•	contracts that illegally tie the sale of one product to the customer’s agreement to buy some other product;

•	prices that discriminate between similarly-situated purchasers of products where the price discrimination can affect the purchasers’ ability to compete;

•	discriminating on price and terms between customers located in different jurisdictions unless supported by legitimate business reasons;

•	agreements to refuse to deal with a supplier or customer or other third party; and

•	contracts that impose minimum resale prices or other restrictions on a company’s distributors.
In certain cases, legal exceptions or exemptions to the general prohibitions are available. Because the antitrust laws cover a broad range of business relations and conduct, and because the application of these laws to a specific situation can involve complex issues, consult with the Company’s Legal Department when in doubt.
International Trade Controls
ev3’s business activities require it to act as importer of record when certain raw materials and final products enter (i.e., are imported into) a country. Each employee involved in the importing process must become familiar with and follow the laws and regulations affecting imports. For example, all merchandise and raw materials that ev3 imports must be properly described and classified on entry documentation so that proper duties and taxes may be paid.
In addition, numerous laws and regulations prohibit the export of certain merchandise or otherwise require licenses for certain types of exports to certain countries. The lists of countries involved and the types of controlled exports are modified from time to time, but generally export controls and trade sanctions are imposed for national security, foreign policy or national economic reasons. It is not uncommon for new and exclusive technologies to be restricted from export without a license.
Each individual employee involved in the exporting of products or technology to foreign countries must become familiar with the export laws affecting such exports and must abide by them. If there are any questions regarding the legality of certain exports, contact the Legal Department before proceeding.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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The United States prohibits any cooperation with boycotts against countries friendly to the United States or against firms which may be “blacklisted” by certain groups or countries. No ev3 employee may cooperate with any restrictive trade practice or boycott prohibited or penalized under applicable local laws. ev3 has a legal obligation to report to the United States government if ev3 receives a request to participate in a boycott. Thus, if at any time such a request, either orally or in writing (including in the body of a draft contract) is received, notify the Legal Department.
Restricted Parties
United States law restricts ev3 and its employees from engaging in transactions with persons and entities that the government suspects to have been or to now be engaging in terrorist and certain other illegal acts. Businesses and individuals that conduct business with, make payments to, or receive payments from such individuals or entities are subject to significant criminal and civil penalties. Every employee, therefore, is required to follow the Company’s policies that ensure we know our business partners, and no employee may conduct business with any person or entity that the U.S. government has identified as a restricted party.
Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act of the United States and international provisions like the OECD Anti-Bribery Convention prohibit companies like ev3, including their subsidiaries and divisions located outside of the United States, from offering, promising to pay, or approving the payment of money or anything of value to foreign government officials, parties or candidates to influence the act or decisions of foreign officials. These laws cover interactions with most physicians and other healthcare personnel worldwide. It is extremely important for employees to follow Company policies regarding these laws and interactions with healthcare personnel outside the United States.
Political Activities & Contributions
ev3 encourages each of its employees to be good citizens and to participate in the political process, but employees who participate in partisan political activities must make every effort to ensure that they do not create the impression that they speak or act on behalf of ev3. Employees in the United States are reminded that U.S. law and the statutes of most states prohibit ev3 from contributing to political candidates, political parties or party officials, except through the means of approved vehicles such as Political Action Committees. ev3 employees visiting or residing in a country other than their home country should refrain from any political activities associated with that country.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Consultants
Consultants and agents retained by the Company must follow the principles of this Code in the course of their work on behalf of the Company. Further, any Company policies related to consultants must be followed by all consultants.
Before entering into a consulting relationship, an ev3 employee must take special care to ensure that:
•	no material conflict of interest exists;

•	the consultant is genuinely qualified and in the business for which he or she is retained;

•	the compensation is reasonable for the services being performed; and

•	there is a written agreement outlining the statement of work in which the consultant agrees to abide with all applicable laws.
Consultants and agents may not be retained to do anything illegal or improper. What we may not do directly we also cannot do indirectly by acting through another party.
Conflicts of Interest
Business decisions and actions must be based on the best interests of ev3 and should not take into consideration personal motivations or relationships. ev3 employees are required to disclose in writing to their supervisors and to the Legal Department any situation that may be, or appear to be, a conflict of interest. A “conflict of interest” occurs when your private or personal interests interfere in any way — or even appear to interfere — with the interests of the Company as a whole.
Employees of the Company have the right to engage in outside financial, business or other activities that do not interfere with the performance of their duties for the Company, are legal, do not involve the misuse of Company property, facilities, influence or other resources, do not discredit the Company, and about which the Company is properly informed.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Employees of the Company shall not:
•	Engage in any activity which may interfere with the performance of his/her job. A conflict situation may arise when an employee has interests which make it difficult to perform his/her duties as an employee of the Company objectively or effectively.

•	Engage in any activity through which such employee or immediate family or household member stands to benefit personally from any sale or purchase of goods and services by the Company. This provision does not apply to benefits arising out of an employee’s employment with the Company.

•	Engage in any activity, including acting as an employee, director, advisor or agent for any entity, which directly or indirectly competes with the Company, unless fully disclosed and approved in writing by the Company’s Board.

•	Hold or own an investment, directly, indirectly or through an immediate family or household member, in any supplier to, or direct or indirect competitor of the Company; provided that an investment position in the stock of a publicly held company which does not exceed 5% of the outstanding stock of that company will not be considered to violate this prohibition.

•	Own, directly or indirectly, an interest in any supplier to, direct or indirect competitor of, or other entity with which the Company does business that exceeds an insignificant amount of the employee’s net worth, unless fully disclosed in writing and approved by the Company’s Board of Directors.
These rules also apply to a conflict that may arise out of family or other personal or romantic relationships where there can be a conflict or an appearance of a conflict with one’s job responsibilities and the best interests of ev3. For example, an employee is not to direct business to a family member, relative, or close friend without first disclosing that relationship in writing to one’s supervisor, with a copy of such disclosure to the Legal Department, and then receiving written approval from the supervisor for that business relationship.
Investments
A financial investment — a stock investment or ownership interest in a company — that compromises one’s independent judgment or work or has the appearance of compromising one’s independent judgment or work is a conflict of interest. ev3 discourages investing in the Company’s competitors or suppliers. To avoid any
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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impropriety or appearance of impropriety an ev3 employee is to notify the Legal Department in writing if the employee or a member of his/her household already owns or plans to own a financial investment in any company that competes with ev3 or is a supplier of ev3. An employee of the Company shall not have a material financial interest in, including by having a significant (relative to such employee’s net worth) indebtedness to or from an entity with which business is done or sought by or with the Company; provided that standard banking and borrowing transactions with banks and commercial lenders are not prohibited by this policy. “Material financial interest” means an interest in any corporation, partnership, individual or other entity, other than ownership of securities that are listed on a recognized stock exchange and are relatively insubstantial in amount as a personal investment.
Insider Trading
ev3 employees are not permitted to trade in securities of any public company based on material nonpublic information that they gain through their jobs including the securities of ev3. It is also illegal to share with others such nonpublic material information so that they might make an investment based on it. Employees must follow the more detailed ev3 Confidentiality Policy and Insider Trading Policy available on the Company’s internal website, and any other policies regarding inside information and trading in the securities of public companies as may be developed from time to time. Failure to do so can cause severe consequences to an employee, the Company and others.
Protecting our Assets and Assets of Others
Use of Corporate Assets
The assets of the Company are to be used solely for the benefit of the Company. Each employee is responsible for assuring that corporate assets are used only for valid corporate purposes. The assets of ev3 are much more than our physical plants, equipment, inventory, corporate funds, and office supplies. They include technologies, concepts, business strategies and plans, financial data, computer data, and other information and intellectual property pertaining to our business. These assets should be considered confidential and proprietary unless an employee is certain that ev3 has made an asset publicly available. If one has any doubts about which assets we treat as confidential and proprietary or whether an asset has become publicly available, please contact the Legal Department. Please understand that it is a violation of this policy to use the Company’s assets improperly in any way, including for the personal benefit of employees or others.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Protection of the Company Name
Employees should at all times be aware that ev3’s name, reputation and credibility, as well as those of our affiliates, are valuable assets that must be safeguarded from any potential misuse. Care should be exercised to avoid the unauthorized use of the Company’s name in any manner that can be misinterpreted to indicate a relationship between the Company and any other entity or activity.
Intellectual Property
Among ev3’s most valuable assets is its intellectual property. ev3 is a market leader in the design, manufacture, and sale of a variety of proprietary, technology-based products requiring significant investments in research, development, engineering, and manufacturing expertise. Intellectual property includes but is not limited to materials, inventions or ideas which are copyrighted, trademarked or patented or which are confidential and propriety and protected as trade secrets. It is ev3’s policy to establish, protect, maintain and defend its rights in all commercially significant intellectual property.
Confidential information and trade secret protected information are valuable Company information which may not be subject to patent, copyright or trademark protection but are not generally known by our competitors or other third parties. This type of intellectual property includes, but is not limited to, inventions, product plans, manufacturing processes, marketing plans, business strategies, potential business acquisitions, detailed financial information and pricing information, customer, vendor and supplier lists and information, computer programs, models and data bases (including without limitation source codes), designs, methods, processes, and analytical, models.
We regularly receive confidential technology-related information from third parties. When we receive such information, it must be received under the terms of a written agreement that spells out our obligations for the use and protection of the information. All such technology-related agreements must be pre-approved by ev3’s Legal Department.
Failure to maintain control over our confidential and proprietary information and trade secrets could result in significant harm to the Company. Accordingly, each of us is responsible for guarding the secrecy of these trade secrets and this confidential and proprietary information. Mark such information “Confidential”, when appropriate, keep it secure, and limit access to only those who need to know it to perform their job responsibilities.
Be careful not to discuss such confidential or proprietary information in public areas. Similarly, be careful in working on a laptop computer in a public area
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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where others can view it. Many companies’ secrets have been lost in elevators, restaurants, airplanes and other public places.
The duty to guard ev3’s confidential and proprietary information and trade secrets continues after one leaves the Company. Keep in mind that trade secret information includes not only information contained in ev3 documents and databases but information committed to memory in the course of one’s work.
Inventions
ev3 owns all intellectual property made, created, developed, written or conceived either individually or with another person while employed by ev3, and whether developed during or after working hours. This is the case whenever the intellectual property:
•	Is related in any manner to the actual or anticipated business, research or development of the Company;

•	Results from work assigned to or performed by an employee for the Company; or

•	Is conceived or made with the use of the Company’s systems, equipment, materials, facilities, computer programs or confidential information.
The Company’s Computer Network
Much of ev3’s intellectual property and valuable business information is maintained as data on the Company computer network. For that reason it is important that we protect the integrity and secrecy of all of the data on the Company’s computers. Each employee’s use of the Internet and e-mail must at all times be consistent with ev3’s Electronic Communications Policy and other policies regarding protection of corporate assets, including but not limited to policies regarding confidentiality and theft.
Computer passwords are a fundamental part of this protection. Everyone is responsible for protecting the confidentiality of passwords and ensuring that individual passwords are not used or shared with others. Disclosure of a password, using another person’s password, or attempting to determine or bypass another’s password can result in disciplinary action, including termination of employment.
The purpose of the Company’s connection to the Internet is to facilitate Company business. It may not be used for the transmission or intentional receipt of obscene, scandalous, offensive or otherwise inappropriate materials. Although
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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limited, occasional personal use of the Internet is permitted as long as it does not interfere with the employee’s efforts or the work of others. For this reason, personal use of the Internet during an employee’s work hours is generally inappropriate.
Similarly, limited use of e-mail for personal, non-business purposes is also acceptable if it does not interfere with the employee’s responsibilities or disrupt the work of other users. Further, an employee should not send Company documents or data to a personal e-mail account for any reason without express written permission of the Legal Department. Permission to use personal e-mail accounts will be granted based on demonstrated business necessity only.
Copyright Policy
ev3 is committed to respecting the intellectual property rights of others, including copyrights. As an ev3 employee, you are required to comply with copyright law with respect to the reproduction and distribution of copyrighted materials. Copyright laws grant a copyright to the creator of any work of authorship, such as books, articles, music, drawings, photographs, films, computer software, website content and other similar materials. Copyright law prohibits the unauthorized copying, distribution, display or modification of copyrighted materials except under certain limited circumstances. A work does not have to bear a copyright notice in order to be protected by copyright. You may not make or distribute unauthorized copies, including electronic copies, of copyrighted materials, without first obtaining permission from the author or other owner of the copyright, except that you may generally make a single copy of a copyrighted article only for your own reference. You may not make copies of an entire newsletter, journal or other publication or copy substantial portions of any publication. You must strictly observe the copyrights in computer software. If you have a question about the use of copyrighted material, you should contact the Company’s Legal Department.
Software
One form of intellectual property we acquire is computer software. In addition to being copyrighted, computer software programs are usually subject to license agreements. These agreements restrict the lawful use of the software. For example, a license may prohibit copying of the programs and restrict its use to a specified computer.
Do not copy software or use it on a different computer unless the license agreement permits such copying or use. Any authorized copies shall contain the proper copyright and other required notices of the vendor. Refer to the Company’s policy on software usage for more specific guidance in this area.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Information About Competitors
The possession and use of trade secrets of other companies may, under certain circumstances, be illegal, and punishable under federal and state law. ev3 may be subject to litigation costs, fines, penalties and damages if ev3 employees possess and utilize the trade secrets of other companies in the business of ev3. Merely accepting or receiving such information may violate the law even if we have not solicited the disclosure.
As a vigorous competitor in the marketplace, we seek economic knowledge about our competitors. However, we will not engage in illegal or improper acts to acquire a competitor’s trade secrets, customer lists, information about Company facilities, technical developments or operations. We must also be careful to respect valid patents, copyrighted and trademarked materials of others.
In addition, we will not hire a competitor’s employees for the purpose of obtaining confidential information, or urge competitors’ personnel, customers, or suppliers to disclose confidential information. Further, we will not seek such information from competitors’ employees subsequently hired by ev3. All employees are to be hired based only on their general background, skills, experience and education that relates to the job function for which they are being hired.
Any information an ev3 employee obtained from a prior employer, competitor, or any other third party that the ev3 employee believes is confidential and proprietary to that employer, competitor or third party, or which that employer, competitor or third party may reasonably consider to be confidential and proprietary, can neither be used in the course of duties at ev3 nor disclosed to other ev3 employees, suppliers, customers, consultants or the like. ev3 employees must not bring the trade secrets or proprietary information of competitors or other companies into ev3 facilities, or introduce such information into ev3’s documents or data electronically or otherwise.
If uncertain as to whether certain information previously obtained from a prior employer or competitor is confidential and proprietary to that employer or competitor, raise concerns only with Human Resources or the Legal Department and, do not reveal such information to any other ev3 employee.
Patient Privacy
Some research and business activities may involve the collection of personal medical information or the review of patient medical records. Patient information must be kept confidential and only disclosed or used following applicable laws and regulations or with the patient’s consent. All ev3 employees, contractors and business partners with access to such health information must ensure its security.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Media Contacts and Public Communications
ev3’s reputation comes, in part, from its messages to the public through the news media and advertising. For this reason, it is critical that we present a unified message that is clear, accurate, and, where possible, positive.
Statements to the News Media
ev3 has established procedures for dealing with inquires from outside parties, including any representatives of the media or investment community. All inquires from the media must be referred to the Chief Communication Officer. Similarly, all inquires from investors or investment analysts should be referred to the Chief Financial Officer.
In the absence of specific authorization, no employee shall answer questions from or provide information, either verbally or in writing, to any representative of the media or investment community. This includes both on and off the record discussions. Violations of this policy may result in disciplinary action, including termination.
With the increasing use of social media and electronic communications, posting information on blogs, internet bulletin boards or even communicating in chat rooms is the same as “speaking with the media.” Employees should not use such forums (unless Company-sponsored space) to discuss matters or opinions related to ev3.
Advertising and Promotional Activities
The Company’s advertising and promotional materials and communications will be based on factual data and documented research. Such materials and communications will be accurate, not misleading, and not promote any off-label use. All advertising and promotion will carry all legally required warnings, including those required by the Food and Drug Administration.
Our Commitment to Accurate and Complete Financial Reporting
Books and Records
This Code and other ev3 policies and procedures require full compliance with the spirit and letter of applicable laws, rules and regulations which require that the Company’s books of account and records be accurately maintained and fully disclose the nature of transactions reflected in them. We require honest and accurate recording and reporting of information, including such data as quality, safety, personnel records, financial records, customer invoices, expense
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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reimbursement vouchers, and payments or anything of value provided to or for a) physicians and other healthcare professionals and b) governmental officials.
Accuracy and completeness are necessary to make responsible business decisions and to make accurate statements about the Company’s business as required by federal laws. We must follow all generally accepted accounting principles, standards and laws for accounting and financial reporting of transactions, estimates and forecasts. Accordingly, employees are reminded of the following record keeping requirements:
•	all books, records, and accounts must be kept in reasonable detail and must accurately and fairly reflect all transactions and events;

•	all disbursements of funds and all receipts must be properly and promptly recorded;

•	no undisclosed funds may be paid or unrecorded accounts may be established for any purposes; and

•	false or artificial entries must never be made in any of the books or records of the Company, in any Company forms, nor in any public record for any reason, nor should permanent entries in the Company’s records be altered in any way.
We should all be aware that penalties for violating the laws in this area can be severe for the Company and the employees involved. Additional information dealing with this subject is contained in published corporate and financial policies.
If an ev3 employee believes inappropriate, illegal, incomplete or inaccurate financial reporting is taking place at the Company, there is an obligation to report concerns as described in “Reporting Procedures” on pages 3 and 4 of this Code. If one does not receive a satisfactory response internally to concerns, ev3 employees are encouraged to communicate directly with the Audit Committee via e-mail to auditcommittee@ev3.net.
Reports to the SEC and NASDAQ
We are committed to fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission, The NASDAQ Stock Market, or in other public communications made by us. In support of this commitment, we have, among other measures, (i) designed and implemented disclosure controls and procedures (within the meaning of applicable SEC and NASDAQ rules), (ii) required the maintenance of accurate and complete records as discussed above, and (iii) charged each of our
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Senior Executive and Financial Officers to establish and manage our reporting systems and procedures with due care and diligence to ensure that all reports filed with or submitted to the SEC, NASDAQ, and in other public communications contain information that is full, fair, accurate, timely and understandable and do not misrepresent or omit material facts.
Prevention of Money Laundering
Individuals involved in criminal activity such as drug dealing or illegal arms sales try to “launder” and hide the proceeds of their crimes by sending the proceeds through seemingly legitimate transactions. For example, a customer attempting to pay for product through large amounts of cash or through multiple money orders or travelers checks are transactions normally associated with money laundering.
Money laundering is a federal crime and is a crime in many other countries. ev3 is committed to complying fully with all applicable anti-money laundering laws throughout the world. Any suspicious activity should be reported immediately through the procedures outlined in this Code.
Creation and Retention of Records
All business records and communications should be clear and accurate. We must avoid exaggeration, guesswork, legal conclusions and derogatory remarks. Often such communications become public through litigation, government proceedings or the media. This applies to all forms of communications, including emails and informal notes. When creating any written records, think about how such records would be perceived if they were made public. Legal and regulatory practice requires the retention of certain records for various periods of time, particularly in the tax, personnel, health and safety, environment, contract, and corporate structure areas.
In addition, when litigation or a government investigation or audit is pending, imminent or reasonably foreseeable, relevant records must not be destroyed until the matter is closed. Destruction of records to avoid disclosure in a legal proceeding may constitute a criminal offense. Refer to ev3’s record retention policies for information on retention periods and restrictions. Routine destruction of materials that are not subject to retention is permitted in accordance with guidelines in the Company’s records retention policies. Direct questions on records retention to the Legal Department, particularly if any litigation, investigation or administrative action involving the Company or any of its officers, suppliers or customers is pending, imminent or reasonably foreseeable.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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Our Commitment to the Highest Quality in Our Products
ev3 is dedicated to the development, manufacture, and delivery of high quality products meeting our own quality standards, Food and Drug Administration standards and our customers’ requirements. To ensure compliance, we have implemented extensive quality control and testing procedures. Each employee must bring to his or her supervisor’s attention any lapse in quality control or testing procedures. If an employee is not satisfied with actions taken, he/she should report the matter through the procedures outline in this Code.
Applicability of the Code to the Board of Directors
Except as provided below, directors are included as “employees” for purposes of this Code and are subject to the Code and the standards in the Code on the same terms as employees of the Company.
Any activities that require the approval of an employee’s manager under the Code will, in the case of a director, require the approval of the Board or its designated committee. Directors should report any violations of the Code to a member of the Audit or the Nominating, Corporate Governance and Compliance Committee (“NCGC Committee”).
The Section of the Code titled “Conflicts of Interest” is modified with respect to non-employee directors in the following manner:
     1. Non-employee directors may own the stock of suppliers, customers and competitors. However, a director must remove himself/herself from a Board vote that directly impacts or may impact, or may be perceived to impact, the relationship between the Company and any supplier, customer or competitor in which the director has a direct or indirect financial interest; provided, however, that the director shall fully disclose the conflict, and shall be permitted to present his/her position on the proposed vote along with the reasons for that position, prior to being excused from further Board discussion and the vote.
     2. Interested-party transactions or transactions involving a conflict of interest between the Company and the non-employee director may be permitted if they are disclosed to the Board and approved by the NCGC Committee or by any other method required by the governing documents of the Company or applicable laws.
     3. Non-employee directors are not prohibited from serving as an officer or director or consultant to an outside business as long as he or she does so in accordance with this Code, other ev3 policies and procedures, and applicable laws. If such a relationship exists with a competitor, customer or supplier of this Company, the director shall disclose the existence of such relationship to the
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.

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NCGC Committee, and tender his/her resignation to the Board if requested by the Board after full review by the NCGC committee with a report and accompanying recommendation to the Board.
     4. A non-employee director who is considered by the Company to be an independent director of the Company under applicable laws must disclose any matter to the NCGC Committee which he/she knows or should reasonably know affects or may affect the actuality or perception of his/her independence. Such director shall tender his/her resignation to the Board if requested by the Board after full review by the NCGC Committee with a report and accompanying recommendation to the Board.
Informed Individual Judgment is Our Best Protection.
These guidelines are to help all of us better understand what we believe to be in the best interest of our employees, shareholders, those with whom we do business and the public at large. All employees of ev3 are subject to this Code. However, not all situations are covered by this Code. Therefore, ev3 employees are ultimately left to depend on individual judgment in deciding on the correct course of action in any particular situation.
As one considers a particular situation, asking the following questions may help arrive at a satisfactory answer:
•	Does my action conform to the spirit and, where applicable, the letter of this Code?

•	Is my action consistent with approved Company practices?

•	Does my action give the appearance of impropriety?

•	How would I feel if my action were reported on the front page of my local newspaper?

•	Does my action meet my personal code of behavior?
This Code is intended to reflect the honest and ethical intentions of the Company and collective good judgment and common sense of all of us.
Code of Conduct 12/09, Revision D
This Document is subject to revision by ev3’s Legal Counsel only, following approval by the Board or a designated Committee of the Board.